

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2010

Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

> **Re:** **Taser International, Inc.**
> **Schedule TO-I**
> **Filed November 24, 2010**
> **File No. 005-62259**

Dear Mr. Behrendt:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit 99(A)(1)(A): Offer to Purchase

1.   We note that a modified Exchange Ratio may apply to certain Eligible Options if the per share price of the Company's Common Stock exceeds $5.25 at the time the Exchange Offer expires. Please advise how the Exchange Offer complies with Item 4 of Schedule TO and Item 1004 of Regulation M-A and Exchange Act Rules 13e-4(f)(1)(ii) and 14e-1(b).

Section 16. Extension of Exchange Offer; Termination; Amendments, page 30

2.   In the first two paragraphs of this section, you reserve the right to terminate or amend the exchange offer "by giving oral, written or electronic notice" to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Exchange Act Rule 13e-4(c)(3) and (e)(3).

Section 19. Miscellaneous; Forward Looking Statements, page 33

3.   We note your statement in the first paragraph on page 33 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. We note a similar statement in the second to last paragraph on page iv. If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please:

- advise us as to how the Company is complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8);

- confirm that the offer is being made in reliance upon the March 2001 Exemptive Order, provide a brief analysis in support of the Company's eligibility to rely on such order and confirm that you are relying on the such order to exclude from participation in the Offer to Exchange some employees located outside the United States and explain in your response letter the compensatory reasons for the exclusion of such employees; or

- revise the disclosure here consistent with Exchange Act Rule 13e-4(f)(8).

4.   Please revise to eliminate the statement in the penultimate paragraph that you "make no commitment, and disclaim any duty, to update or revise any forward—looking statements." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that existing disclosure materially changes. See Exchange Act Rules 13e-4(d)(2) and 13e-4(e)(3). Please also refrain from including such language in future press releases and filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (602) 382-6070
        Jeffrey E. Beck, Esq.
        Snell & Wilmer LLP